Underlying supplement no. 130 To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006	Registration Statement no. 333-134553 Dated June 7, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

Dow Jones Industrial AverageSM (DJI)

General

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Lehman Brothers Holdings Inc. may offer and sell notes linked to an index from time to time. This underlying supplement no. 130 describes the Dow Jones Industrial AverageSM. The specific terms for each series of notes will be included in a product supplement. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes. We refer to such term sheets and pricing supplements generally as terms supplements. You should read the base prospectus, the MTN prospectus supplement, the relevant product supplement and any other related prospectus supplement, term sheet or pricing supplement, including the description of the Dow Jones Industrial Average SM Index set forth in this underlying supplement, carefully before you invest in the notes. Any terms used herein but not defined herein shall have the meaning given to them in the base prospectus, the MTN prospectus supplement or relevant product supplement or free writing prospectus. This underlying supplement may not be used to sell securities unless accompanied by the base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplement.

Investing in notes linked to the Dow Jones Industrial AverageSM Index involves a number of risks. See “Risk Factors” beginning on page US-1 in this underlying supplement no. 130 and “Risk Factors” in the relevant product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 130, the accompanying base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplements. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS

June 7, 2007

“Dow Jones Industrial AverageSM” is a service mark of Dow Jones and Company, Inc. and has been licensed for certain purposes by Lehman Brothers. The notes are not sponsored, endorsed, sold or promoted by Dow Jones and Company, Inc., or any of its subsidiaries or affiliates, and Dow Jones and Company, Inc. makes no representation regarding the advisability of investing in the notes.

In making your investment decision, you should rely only on the information contained or incorporated by reference in the relevant terms supplements, this underlying supplement no. 130, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement with respect to the notes offered and with respect to Lehman Brothers Holdings Inc. The relevant terms supplements, this underlying supplement no. 130, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. We have not authorized anyone to give you any additional or different information. The information in the relevant terms supplements, this underlying supplement no. 130, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplements, this underlying supplement no. 130 and the relevant product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplements, this underlying supplement no. 130, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 130, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement, “we,” “us” and “our” refer to Lehman Brothers Holdings Inc., unless the context requires otherwise.

US-i

RISK FACTORS

Your investment in notes linked to the Dow Jones Industrial AverageSM will involve certain risks. Investing in the notes is not equivalent to investing directly in the Dow Jones Industrial AverageSM or any of the component stocks of the Dow Jones Industrial AverageSM. In addition, your investment in notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks before you decide that an investment in notes linked to the Dow Jones Industrial AverageSM is suitable for you. In addition, you should consider carefully the discussion of risks set forth in the relevant product supplement before you decide that an investment in the notes is suitable for you.

Dow Jones and Company, Inc. may adjust the Dow Jones Industrial AverageSM in a way that affects its level and adversely affects the value of your notes, and Dow Jones and Company, Inc. has no obligation to consider your interests.

Dow Jones and Company, Inc., publisher of the Dow Jones Industrial AverageSM, is responsible for calculating and maintaining the Dow Jones Industrial AverageSM. We are not affiliated with Dow Jones and Company, Inc. in any way (except for licensing arrangements discussed below in “The Dow Jones Industrial AverageSM Index”) and have no way to control or predict its actions including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Dow Jones Industrial AverageSM.

Dow Jones and Company, Inc. can add, delete or substitute the stocks underlying the Dow Jones Industrial AverageSM or make other methodological changes that could change the level of the Dow Jones Industrial AverageSM. You should realize that the changing of companies included in the Dow Jones Industrial Average may affect the Dow Jones Industrial AverageSM as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, Dow Jones and Company, Inc. may alter, discontinue or suspend calculation or dissemination of the Dow Jones Industrial AverageSM. Any of these actions could adversely affect the value of your notes. Dow Jones and Company, Inc. has no obligation to consider your interests in calculating or revising the Dow Jones Industrial AverageSM. See “The Dow Jones Industrial AverageSM.”

Neither Lehman Brothers nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about the Dow Jones Industrial AverageSM or Dow Jones and Company, Inc. contained in this underlying supplement or any public disclosure of information by Dow Jones and Company, Inc. You, as an investor in the notes, should make your own investigation into the Dow Jones Industrial AverageSM and Dow Jones and Company, Inc.

We cannot control actions by the companies whose common stocks or other equity securities make up the Dow Jones Industrial AverageSM.

We are not affiliated with any of the companies whose stock is included in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Dow Jones Industrial AverageSM or your notes. None of the money you pay us will go to Dow Jones and Company, Inc., or any of the companies included in the Index and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

You will have no shareholder rights in issuers of stocks underlying the Dow Jones Industrial AverageSM.

Investing in the notes is not equivalent to investing in the securities underlying the Dow Jones Industrial AverageSM. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities composing the Index would have.

THE DOW JONES INDUSTRIAL AVERAGESM INDEX

We have derived all information contained in this underlying supplement no. 130 regarding the Dow Jones Industrial AverageSM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Dow Jones and Company, Inc. The Dow Jones Industrial AverageSM is offered and maintained by Dow Jones and Company, Inc. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

Additional information concerning the Dow Jones Industrial AverageSM, including the industrial sector weightings of the securities included in the Dow Jones Industrial AverageSM, may be obtained at the Dow Jones and Company, Inc. web site (www.djindexes.com). Information contained in the Dow Jones and Company, Inc. website is not incorporated by reference in, and should not be considered a part of, this underlying supplement no. 130 or any terms supplement.

You can obtain the level of the Dow Jones Industrial AverageSM at any time from the Bloomberg® service under the symbol “DJI,” or from the Dow Jones and Company, Inc. web site at www.djindexes.com.

Dow Jones Industrial AverageSM Composition and Maintenance

The Dow Jones Industrial AverageSM is a price-weighted index composed of 30 common stocks of U.S. companies, selected at the discretion of the editors of the Wall Street Journal, which is published by Dow Jones and Company, Inc. The components of the Dow Jones Industrial AverageSM are not limited to traditionally defined industrial stocks, and are intended to represent the U.S. market broadly, including stocks of companies in financial services, technology, retail, entertainment and consumer goods. A current list of the issuers that comprise the Dow Jones Industrial Average SM is available on the Dow Jones and Company, Inc. website: www.djindexes.com.

The Dow Jones Industrial AverageSM was created by Dow Jones and Company, Inc., in 1896, initially consisting of 12 common stocks. In 1916, the index was increased to include 20 common stocks, and in 1928 the index was increased again to 30 stocks, where it remains today. In order to maintain continuity, changes in the composition of the index are rare and generally occur only after corporate acquisitions or other significant shifts in a component stocks’ core business. When such an event necessitates that one component be replaced, the entire index is reviewed. As a result, multiple component changes are often implemented simultaneously.

Dow Jones Industrial AverageSM Calculation

The Dow Jones Industrial Average SM is a price-weighted index, rather than capitalization weighted. The component weightings are affected only by changes in the stocks’ prices. The index is calculated by adding up the prices of the components on their primary exchanges and dividing the sum by the divisor.

The divisor is adjusted to ensure the continuity of the index after corporate actions such as spin offs and stock splits and therefore, the divisor is no longer equal to the number of components in the Dow Jones Industrial AverageSM. The formula for calculating the divisor change is as follows:

Dt+1=Dt*SCat/SCt

Where:

Dt+1 is the divisor to be effective on trading session t+1

Dt is the divisor on trading session t

Cat is the components adjusted closing prices for stock dividends, splits, spin-offs and other applicable corporate actions on trading session t

Ct is the components closing prices on trading session t

Discontinuation of the Dow Jones Industrial AverageSM; Alteration of Method of Calculation

Dow Jones and Company, Inc. has no obligation to continue to publish the Dow Jones Industrial AverageSM, and may discontinue publication of the Dow Jones Industrial AverageSM at any time in its sole discretion. If Dow Jones and Company, Inc. discontinues publication of the Dow Jones Industrial AverageSM and Dow Jones and Company, Inc. or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Dow Jones Industrial AverageSM (such index being referred to herein as a “successor index”), then any index closing level will be determined by reference to the level of such successor index at the close of trading on the relevant exchange or market for the successor index on each relevant Index Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date or dates as set forth in the relevant terms supplement.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Dow Jones and Company, Inc. discontinues publication of the Dow Jones Industrial AverageSM prior to, and such discontinuance is continuing on, an Index Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date or dates as set forth in the relevant terms supplement and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, such Index Valuation Date, Observation Date, Averaging Date, Review Date or other relevant date, or if Dow Jones and Company, Inc. (or the publisher of any Dow Jones Industrial AverageSM successor index) fails to calculate and publish a closing level for the Dow Jones Industrial AverageSM (or any Dow Jones Industrial AverageSM successor index) on any date when it would ordinarily do so in accordance with its customary practice, then the calculation agent will determine the index closing level for such date. The index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the Dow Jones Industrial AverageSM or successor index, as applicable, last in effect prior to such discontinuation or failure to calculate or publish a closing level for the index, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Dow Jones Industrial AverageSM or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication or failure to calculate or publish the closing level of the Dow Jones Industrial AverageSM may adversely affect the value of the notes.

As used herein, “closing price” of a security, on any particular day, means the last reported sales price for that security on the relevant exchange at the scheduled weekday closing time of the regular trading session of the relevant exchange. If, however, the security is not listed or traded on a bulletin board, then the closing price of the security will be determined using the average execution price per share that an affiliate of Lehman Brothers Holdings Inc. pays or receives upon the purchase or sale of the security used to hedge Lehman Brothers Holdings Inc.’s obligations under the notes. The “relevant exchange” for any security (or any combination thereof then underlying the Dow Jones Industrial AverageSM or any successor index) means the primary exchange, quotation system (which includes bulletin board services) or other market of trading for such security.

If at any time the method of calculating the Dow Jones Industrial AverageSM or a successor index, or the level thereof, is changed in a material respect, or if the Dow Jones Industrial AverageSM or a successor index is in any other way modified so that the Dow Jones Industrial AverageSM or such successor index does not, in the opinion of the calculation agent, fairly represent the level of the Dow Jones Industrial AverageSM or such successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Dow Jones Industrial AverageSM closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Dow Jones Industrial AverageSM or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the index closing level with reference to the Dow Jones Industrial AverageSM or such successor index, as adjusted. Accordingly, if the method of calculating the Dow Jones Industrial AverageSM or a successor index is modified so that the level of the Dow Jones Industrial AverageSM or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Dow Jones Industrial AverageSM), then the calculation agent will adjust its calculation of the Dow Jones Industrial AverageSM or such successor index in order to arrive at a level of the Dow Jones Industrial AverageSM or such successor index as if there had been no such modification (e.g., as if such split had not occurred).

License Agreement with Dow Jones and Company, Inc.

Lehman Brothers will enter into a non-transferable, non-exclusive license agreement with Dow Jones, which grants Lehman Brothers Holdings Inc. and certain of its affiliates or subsidiaries a license, in exchange for a fee, to use the Dow Jones Industrial AverageSM in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones and Company, Inc. (including its affiliates) (collectively referred to as “Dow Jones and Company, Inc.”). Dow Jones and Company, Inc. has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. Dow Jones and Company, Inc. makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Dow Jones Industrial AverageSM to track general stock market performance. Dow Jones and Company, Inc. has no relationship to Lehman Brothers other than the licensing of the Dow Jones Industrial AverageSM and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by Dow Jones and Company, Inc. without regard to Lehman Brothers or the notes. Dow Jones and Company, Inc. has no obligation to take the needs of Lehman Brothers or the owners of the notes into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. Dow Jones and Company, Inc. is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Dow Jones and Company, Inc. has no liability in connection with the administration, marketing or trading of the notes.

DOW JONES AND COMPANY, INC. DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES AND COMPANY, INC. SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. DOW JONES AND COMPANY, INC. MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LEHMAN BROTHERS, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN. DOW JONES AND COMPANY, INC. MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES AND COMPANY, INC. HAVE ANY

LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN LEHMAN BROTHERS AND DOW JONES AND COMPANY, INC. IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE NOTES OR ANY THIRD PARTIES.

“DOW JONES INDUSTRIAL AVERAGESM” IS A SERVICE MARK OF DOW JONES AND COMPANY, INC. AND HAS BEEN LICENSED FOR CERTAIN PURPOSES BY LEHMAN BROTHERS. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY DOW JONES AND COMPANY, INC., AND DOW JONES AND COMPANY, INC. MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.